Exhibit 9.1

Overview
The Value Proposition

Verecloud is a value added reseller of high demand cloud services targeted at the SMB Market. The “value add” is a unique solution that allows SMBs to aggregate, order and integrate all their cloud services through a single portal. Over the next 6-9 months, Verecloud is focused on commercialization of its pioneering platform, bringing together best-in-breed service providers into a catalog featuring the services most used by SMBs. The services can be provisioned ala carte or in bundles.

The Technology Advantage

With Verecloud, SMBs shop for, select, purchase, monitor and manage all of their organization’s cloud services and related spending from a single portal. Verecloud’s history as a successful integrator of carrier-grade IT systems means it is uniquely qualified to design and implement its cloud services brokerage platform. At its core, Verecloud’s proprietary integration platform is designed for low latency, scalability for cloud bursting and consistent quality of service across diverse services.

Verecloud’s Channel Partner--Spiceworks

SMB IT professionals rely on Spiceworks to research, buy and manage everything IT. Involvement of Spicework’s large network of IT professionals in Verecloud’s research and development process ensures that services offered and the related customer experience meet the specific needs of the more than 25 million users within those SMBs. The Verecloud plugin provides the Spiceworks community users with real-time cloud service monitoring and management, something that does not exist today. The Verecloud portal will serve as a gateway to a diverse catalog of services reflecting the direct input of the community peers where it will provide cloud services provisioning for which Verecloud will earn a transaction fee from the service provider.

Verecloud’s mission is to simplify the cloud for SMBs. The wide variety of services, the staggering number of new offerings, security considerations and the cost and integration challenges impede customer adoption. Verecloud solves these problems, while creating a new effective channel for service providers.

About Spiceworks

●	World’s largest and fastest growing social network of IT Professionals
●	1.5 million IT professionals, representing more than 850,000 Businesses
●	As a group, $236 billion yearly spend on IT products and services
●	Backed by Austin Ventures, Institutional Venture Partners and Shasta Ventures
●	Spiceworks represents a low-cost yet effective go-to-market strategy for Verecloud

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CONFIDENTIAL

Key Executive	Verecloud Overcomes Cloud Services Adoption Barriers

John McCawley, co-founder and CEO, has more than twelve years of experience architecting, implementing and integrating software projects for telecom and finance companies, including private and public cloud integrations.
	Verecloud’s solution fully addresses objections to adoption of cloud services:

	●	Simplification—A single portal to do it all
	●	Synchronization—A unified experience that integrates multiple cloud services
	●	Security—Centralized control and monitoring of users
	●	Safety—Prevents vendor lockout and enables service portability
Board of Directors	●	Support—Single point of contact for customer issues
	●	Savings—Learn, shop, compare and buy service bundles
● Dr. Hossein Eslambolchi, Chairman of 2020 Venture Partners, former CIO of AT&T, and executive officer of AT&T Global Networking Technology Services and AT&T Labs

	Multiple Revenue Streams

● Mark Faris—30 year telecom industry veteran with Southwestern Bell, XO Communications, Mobile Satellite Ventures and Invisible Towers
Verecloud is presently operating its own cloud service brokerage utilizing its proprietary software and platform. It is also making the platform available under a software licensing agreement to other businesses interested in aggregating and selling cloud services, including Communications Service Providers, value added resellers, IT product distributors and Managed Service Providers.

● Phil Tonge—former President of Direct Energy, the largest residential energy retailer in North America, and a 20 year veteran of AT&T
	Financial Projections (For years ended June 30)

		2012	2013	2014	2015
	Customers at Year End	1,818	11,476	24,727	46,827

	Monthly Revenue per Customer	$296	$829	$840	$840
Verecloud, Inc.	Revenue (000's)	$3,283	$6,225	$188,819	$373,192
6560 S. Greenwood Plaza Boulevard	Revenue Growth %		1,978	177	98
Suite 400	Gross Margin (000's)	$2,544	$60,985	$173,283	$346,626
Englewood, CO 80111	Gross Margin %	77%	89%	92%	93%
www.verecloud.com	EBITDA (000's)	$(4,402)	$47,518	$150,572	$313,913
OTCBB:VCLD	EBITDA Margin %		70%	80%	84%

	Note 1--A “customer” is an SMB, averaging 30 internal users, providing monthly revenue to Verecloud (the net fee as service reseller) of 20% of the assumed per user gross monthly charge of $100
	Note 2--Projections do not include revenue from software licensing

	Company Contacts

	William E. Wood – President	Jim Buckley – CFO
	(303) 946-5124	(303) 514-1453
	billy.wood@verecloud.com	jim.buckley@verecloud.com

June 21, 2011	Copyright 2011, All Rights Reserved	Page 2 of 2
CONFIDENTIAL